Intermountain Refining Co., Inc
PO Box 35
Farmington, NM 87499
(505) 326-2668

March 2, 2006

Ms. Sandy Eisen
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE: SEC Comment Letter dated February 28, 2006
Intermountain Refining Co., Inc.
Form 10-KSB/A February 28, 2005 filed February 15, 2006
Supplemental Response Letter dated February 15, 2006
File No. 333-91191

Dear Ms. Eisen:

Contained herein are our responses to specific comment items contained within the above referenced SEC comment letter.

In connection with responding to your comments, Intermountain hereby acknowledges that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment 1.

In our Form 10-KSB/A under the sub-section titled "Evaluation of Disclosure Controls and Procedures", we erroneously stated that such controls were "adequate". Our statement should be corrected to say that the controls were "effective". At this time, we would like to request that the Commission waive amendment to the subject filing with the understanding that we will correct this disclosure in future filings.

Comment 2.

With respect to the reporting of oil and natural gas revenues, net of gathering fees and production and severance taxes, we agree that the production and severance taxes should be reported as part of cost of sales in accordance with FASB19(24)(e). We continue to believe that the so-called gathering fees are not part of production costs because, contractually, the fees are part of the definition of the sales price, not a separately negotiated fee for gathering services. In any event, we do not feel strongly one way or the other and if the Commission so requests, we will reclassify, to cost of sales, that portion of the sales price that is identifiable as the gathering fee deduction.

For purposes of assessing materiality, we provide the following comparisons for all periods presented in our Form 10-KSB for the year ended February 28, 2005:

For the Year Ended	02/28/2004	02/28/2005

Oil and Gas Revenues	$584,997	$616,812

Total Revenues	$818,732	$866,636

Cost of Sales	$191,173	$278,200

Total Costs and Expenses	$748,137	$614,929

Gathering Fees	$23,106	$30,056
% of oil and gas revenues	3.95%	4.87%
% of total revenues	2.82%	3.47%
% of cost of sales	12.09%	10.80%
% of total costs and expenses	3.09%	4.89%

Severance and Production Taxes	$19,880	$25,566
% of oil and gas revenues	3.40%	4.14%
% of total revenues	2.43%	2.95%
% of cost of sales	10.40%	9.19%
% of total costs and expenses	2.66%	4.16%

Total Gathering Fees and Production Taxes	$42,986	$55,622
% of oil and gas revenues	7.35%	9.02%
% of total revenues	5.25%	6.42%
% of cost of sales	22.49%	19.99%
% of total costs and expenses	5.75%	9.05%

From the above table, neither the gathering fees nor the production and severance taxes are individually material with respect to revenues. On a combined basis however, they are marginally material with respect to revenues. They are both individually and on a combined basis material with respect to cost of sales. As the subject amounts would represent a reclassification between revenues and costs and expenses, reclassification of the amounts would have no effect on the balance sheet, results of operations, or cash flows.

Amendment to our Form 10-KSB for the year ended February 28, 2005 to reclassify the gathering fees and/or production and severance taxes will require a complete rewrite of the tables and portions of the discussion contained within the Results of Operations subsection of the M, D & A section. In addition, changes within the financial statements would include minor changes to the Statements of Income and Comprehensive Income along with more significant changes to Notes K, L and M.

At this time, we would like to request that the Commission waive amendment to the subject filing with the understanding that we will reclassify the gathering fees (if requested) and production and severance taxes from oil and gas revenues to costs of sales in all future reports filed with the Commission.

Comment 3.

With respect to Exhibits 31.1 and 31.2 certifications to our Form 10-KSB/A for the year ended February 28, 2005, the last word in paragraph 4(a) should indeed be "prepared" rather than "reported". While it should be clearly understood that "Intermountain" is equivalent to "the registrant" (or more precisely "the small business issuer"), all references to "Intermountain" within the certifications should be changed to "the small business issuer". At this time, we would like to request that the Commission waive amendment to the filing with the understanding that we will correct this disclosure in all future filings.

Comment 4.

Our correspondence dated February 15, 2006 was filed with the Commission as the "cover letter" to our amendment to Form 10-KSB for the year ended February 28, 2005. As it appears that the Commission treats filed "cover letters" and "correspondence" differently, we filed a copy of the subject communication as "correspondence" on March 2, 2006.

With the exception of our response to Comment 4, we are deferring action to amend to the subject filing pending specific instructions from the Commission. Please feel free to contact us if you have any questions or require any additional information regarding this matter. Thank you.

Sincerely,

/s/ Rick L. Hurt_______________
Rick L. Hurt, Secretary, Treasurer, Director